CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com


05006355

1st April 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
1. REG-Catlin Group Limited Holding in Co - Correction	28/02/2005
2. REG-Catlin Group Limited Holding(s) in Company	28/02/2005

Yours faithfully,

Krupali Patel

3/15

REG-Catlin Group Limited Holding in Co - Correction
Released: 28/02/2005

RNS Number:1022J
Catlin Group Limited
28 February 2005

Catlin Group Limited

Correction of Previous Regulatory Announcement Regarding Holding in Company

By Regulatory Announcement dated 12 May 2004, Catlin Group Limited ('Catlin') reported that it had received notification that J.P. Morgan Chase & Co. held an interest in Catlin of 3.14%. On 25 February 2005, Catlin was notified that the originally reported figure was incorrect, and that J.P. Morgan Chase & Co.'s holding has at all times been under 3%.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBGGDDXXDGGUI

REG-Catlin Group Limited Holding(s) in Company
Released: 28/02/2005

RNS Number:1025J
Catlin Group Limited
28 February 2005

Catlin Group Limited

Holding in Catlin Group Limited

Catlin Group Limited, on 25 February 2005, received notification that Alliance Capital Management L.P. was deemed the beneficial owner of 7,522,764 shares (4.88%) as at 24 February 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWORRVVRUUAR